SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of January, 2008

Commission File Number 0-28860

NET SERVIÇOS DE COMUNICAÇÃO S.A.
(Exact name of registrant as specified in its charter)

Net Communications Services Inc.
(Translation of Registrant's name into English)

Rua Verbo Divino, 1356
04719-002 - São Paulo-SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

 If "Yes" is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b):82-___

2008 CORPORATE EVENTS CALENDAR

Company Data

Company Name	Net Serviços de Comunicação S.A.

Central Office Address	Rua Verbo Divino. 1356

Internet Site	www.netservicos.com.br

Director of Investor Relations	Name: João Adalberto Elek Júnior
E-mail: ri@netservicos.com.br
Telefone: (011) 2111-2785
Fax: (011) 2111-2780

Publications (and locality) in which its corporate documents are published	Valor Econômico e Diário Oficial do Estado de São Paulo

The Company is subject to the arbitration of the Market Arbitration Chamber pursuant to the arbitration clause in the Company’s Bylaws

Annual Financial Statement and Consolidated Financial Statement, when applicable, as of 12/31/2007

EVENT	Date

Accessible to Stockholders	02/18/2008

Publication	02/19/2008

Submission to BOVESPA	02/18/2008

US GAAP Release	02/18/2008

Standardized Financial Statements (DFP), as of 12/31/2007

EVENT	Date

Submission to BOVESPA	02/18/2008

Annual Financial Statement - IAN, as of 12/31/2007

EVENT	Date

Submission to BOVESPA	04/30/2007

Quarterly Financial Statement – ITR

EVENT	Date

Submission to BOVESPA

• Referring to 1º quarter 2007	04/23/2008

• Referring to 2º quarter 2007	07/22/2008

• Referring to 3º quarter 2007	10/21/2008

Quarterly Financial Statement in English or in accordance with international standards

EVENT	Date

Submission to BOVESPA

• Referring to 1º quarter 2007	04/23/2008

• Referring to 2º quarter 2007	07/22/2008

• Referring to 3º quarter 2007	10/21/2008

1

Ordinary Shareholders Meeting

EVENT	Date

Publication of the Call Notice	03/13/2008

Submission of the Call Notice to BOVESPA accompanied by the Administrative Proposal, when available	03/13/2008

Ordinary Shareholders Meeting	03/31/2008

Submission of the Minutes of the Ordinary Shareholders Meeting to BOVESPA	03/31/2008

Scheduled Extraordinary Shareholders Meeting

EVENT	Date

Publication of the Call Notice	03/13/2008

Submission of the Call Notice to BOVESPA accompanied by the Administrative Proposal, when available	03/13/2008

Ordinary Shareholders Meeting	03/31/2008

Submission of the Minutes of the Ordinary Shareholders Meeting to BOVESPA	03/31/2008

Public Meeting with Analysts

EVENT	Date

APIMEC/SP Presentation	Not Schedule

ABAMEC/RJ Presentation	Not Schedule

Scheduled Board of Directors Meeting

EVENT	Date

Board of Directors Meeting (when deliberations are of market concern)	Not Schedule

Submission of the main resolutions of the Board of Directors Meeting to BOVESPA	Not Schedule

Submission of the Minutes of the Board of Directors Meeting to BOVESPA	Not Schedule

2

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 15, 2008

NET SERVIÇOS DE COMUNICAÇÃO S.A.

By:	/S/ João Adalberto Elek Jr.
João Adalberto Elek Jr. CFO and IRO

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.